UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BioFuel Energy Corp.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
09064Y109
(CUSIP Number)
Thomas J. Edelman 667 Madison Avenue, 4th Floor New York, NY 10065 Tel.: (212) 371-1117
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 12, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  09064Y109

1	NAMES OF REPORTING PERSONS. THOMAS J. EDELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7
SOLE VOTING POWER

    11,333,077 SHARES OF COMMON STOCK
    1,156,834 SHARES OF CLASS B COMMON STOCK AND 1,156,834 UNITS OF BIOFUEL ENERGY, LLC
    12,489,911 AGGREGATE SHARES OF COMMON STOCK AND CLASS B COMMON STOCK

	8	SHARED VOTING POWER 50,000 SHARES OF COMMON STOCK
	9
SOLE DISPOSITIVE POWER

    11,333,077 SHARES OF COMMON STOCK
    1,156,834 SHARES OF CLASS B COMMON STOCK AND 1,156,834 UNITS OF BIOFUEL ENERGY, LLC
    12,489,911 AGGREGATE SHARES OF COMMON STOCK AND CLASS B COMMON STOCK

	10	SHARED DISPOSITIVE POWER 50,000 SHARES OF COMMON STOCK

CUSIP No.  09064Y109

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSONS

    11,383,077 SHARES OF COMMON STOCK
    1,156,834 SHARES OF CLASS B COMMON STOCK AND 1,156,834 UNITS OF BIOFUEL ENERGY, LLC
    12,539,911 AGGREGATE SHARES OF COMMON STOCK AND CLASS B COMMON STOCK

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)1

    11.0% OF THE AGGREGATE OUTSTANDING SHARES OF COMMON STOCK
    6.0% OF THE AGGREGATE OUTSTANDING SHARES OF CLASS B COMMON STOCK
    10.2% OF THE AGGREGATE OUTSTANDING SHARES OF COMMON STOCK AND CLASS B COMMON STOCK

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

  1  As of March 15, 2011, the Issuer had 103,736,236 shares of Common Stock issued and outstanding and 19,328,132 shares of Class B Common Stock issued and outstanding, based upon information provided by the Issuer.  The total number of shares of Common Stock and shares of Class B Common Stock issued and outstanding as of March 15, 2011, was 123,064,368.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”), relating to shares of common stock, par value $0.01 per share (“Common Stock”) and shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”) of BioFuel Energy Corp., a Delaware corporation (the “Issuer”), 1600 Broadway, Suite 2200, Denver, CO 80202, amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on June 26, 2007 (the “Original 13D”).

This Amendment is being filed by Thomas J. Edelman (the “Reporting Person”).

As of the date hereof, the Reporting Person is the holder of 1,156,834 membership units (“Units”) of BioFuel Energy, LLC (the “LLC”), a subsidiary of the Issuer.  Holders of Units of the LLC are entitled to pro rata economic benefits in the LLC, but no voting rights in the LLC.  In addition, holders of Units of the LLC (other than the Issuer) hold one share of Class B Common Stock of the Issuer for each Unit held.  Shares of Class B Common Stock entitle the holder to one vote for each share held of record on all matters on which stockholders of the Issuer generally are entitled to vote.  Holders of Units of the LLC (other than the Issuer) may exchange their Class B Common Stock along with their Units for shares of the Issuer’s Common Stock on a one-for-one basis.  Upon such exchange, the shares of Class B Common Stock become retired without further action.

On February 4, 2011, the Issuer completed a rights offering to its stockholders (the “Rights Offering”) that resulted in the Issuer issuing to subscribers in the Rights Offering 63,773,603 newly issued shares of Common Stock.  In connection with the Rights Offering, the Reporting Person purchased a total of 10,540,112 shares of Common Stock at a price of $0.56 per share.  Concurrent with the Rights Offering, the LLC conducted a private placement (the “LLC Private Placement”) of Units of the LLC.  In connection with the LLC Private Placement, the Reporting Person purchased a total of 4,134,878 Units of the LLC, together with 4,134,878 shares of Class B Common Stock attributable to such Units.

The Reporting Person is filing this Amendment in connection with the acquisition and disposition by the Reporting Person of securities of the Issuer beginning on January 11, 2011.  The failure to file this Amendment promptly following the first material change in the Reporting Person’s beneficial ownership was inadvertent.  All of the Reporting Person’s holdings as of the date hereof and all purchases and sales of the Issuer’s securities since the date of the Original 13D are reported herein.  This Amendment is being filed to amend Item 1, Item 2, Item 3, Item 4 and Item 5 of the Original 13D as follows:

Item 1. Security and Issuer

The business address of the Issuer is hereby amended as follows:

The address of the principal executive offices of the Issuer is 1600 Broadway, Suit 2200, Denver, CO 80202.

Item 2. Identity and Background

Certain portions of Item 2 in the Original 13D are hereby amended as follows:

(a)           This statement is filed by:  Thomas J. Edelman.

(b)           The business address of Mr. Edelman is 667 Madison Avenue, 4th Floor, New York, NY 10065.

(c)           The principal occupation of Mr. Edelman is Co-Founder and Managing Partner of White Deer Energy L.P.

White Deer Energy L.P.
667 Madison Avenue, 4th Floor
New York, NY  10065

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended to add the following:

The net investment cost of the shares of Common Stock purchased by the Reporting Person in the Rights Offering (described in the preamble hereto) was $5,902,463.  The net investment cost of the Units of the LLC, which, together with the shares of Class B Common Stock issued therewith, may be exchanged for shares of the Issuer’s Common Stock on a one-for-one basis, purchased by the Reporting Person in the LLC Private Placement was $2,315,532.  The source of these funds were personal funds of the Reporting Person.  No part of the purchase price was represented by funds borrowed or otherwise obtained for the purposes of acquiring the securities.

Item 4. Purpose of Transaction

Item 4 of the Original 13D is hereby amended to add the following:

On February 4, 2011, the Reporting Person purchased an aggregate of 10,540,112 shares of the Issuer’s Common Stock pursuant to the Rights Offering and an aggregate of 4,134,878 Units of the LLC, together with 4,134,878 shares of Class B Common Stock issued therewith, pursuant to the LLC Private Placement.  On February 18, 2011, the Reporting Person exchanged 4,330,855 Units of the LLC, together with 4,330,855 shares of Class B Common Stock attributable to such Units, on a one-for-one basis for 4,330,855 shares of Common Stock.  The Reporting Person acquired the Common Stock and the Units of the LLC in connection with the Rights Offering and LLC Private Placement, respectively, and through the exchange of Units of the LLC and shares of Class B Common Stock for investment purposes.

The Reporting Person may make further acquisitions of Common Stock from time to time, including upon the exchange of Units of the LLC and shares of Class B Common Stock for shares of the Issuer’s Common Stock.  The Reporting Person also has made and plans to continue to make dispositions of any or all of the Common Stock held by him into the open market.

As of the date hereof, the Reporting Person does not have any plans to communicate with the Issuer with respect to or otherwise cause the Issuer to engage in one or more of the transactions specified in clauses (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Original 13D is hereby amended and restated as follows:

(a)           As of March 15, 2011, the Issuer had 103,736,236 shares of Common Stock issued and outstanding and 19,328,132 shares of Class B Common Stock issued and outstanding, based upon information provided by the Issuer.  As of March 15, 2011, there were also 19,328,132 Units of the LLC outstanding, based upon information provided by the Issuer.  The total number of shares of Common Stock and shares of Class B Common Stock issued and outstanding as of March 15, 2011 was 123,064,368.

As of the date of this Amendment, the Reporting Person beneficially owns 11,383,077 shares of the Issuer’s Common Stock, representing approximately 11.0% of the Common Stock issued and outstanding.  As of the date hereof, the Reporting Person owns 1,156,834 shares of Class B Common Stock and 1,156,834 Units of the LLC, representing approximately 6.0% of the Class B Common Stock and Units of the LLC outstanding.  The shares of Class B Common Stock and Units of the LLC beneficially owned by the Reporting Person may be exchanged at any time on a one-to-one basis for shares of the Issuer’s Common Stock, after which exchange the shares of Class B Common Stock become retired without further action.  The total number of shares of Common Stock and Class B Common Stock beneficially owned by the Reporting Person represents approximately 10.2% of the total number of shares of Common Stock and Class B Common Stock issued and outstanding.

Item 5(b) of the Original 13D is hereby amended and restated as follows:

(b)           The Reporting Person has the sole power to vote and dispose of 11,333,077 shares of the Issuer’s Common Stock and the sole power to vote and dispose of 1,156,834 shares of Class B Common Stock.  The Reporting Person shares the power to vote and dispose of 50,000 shares of the Issuer’s Common Stock with his spouse.

Item 5(c) of the Original 13D is hereby amended and restated as follows:

(c)           The transactions in the Issuer’s securities effected since January 11, 2011 by the Reporting Person are listed in Annex A attached hereto and made a part hereof.  The acquisitions of Common Stock listed in Annex A were effected by the Reporting Person pursuant to the Rights Offering or through the exchange of Units of the LLC and shares of Class B Common Stock for shares of Common Stock.  All sales of Common Stock listed in Annex A were effected by the Reporting Person through open-market transactions.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2011

	By:	/s/ Thomas J. Edelman
Thomas J. Edelman

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Annex A

DATE	ACQUISITION OR DISPOSITION/SALE	NUMBER OF SHARES (SECURITY)	AVERAGE PRICE PER SHARE	HOW TRANSACTION WAS EFFECTED
01/11/11	Sale	74,827 (Common Stock)	$1.44	Open-market sale
01/12/11	Sale	218,707 (Common Stock)	$1.37	Open-market sale
01/13/11	Sale	200,000 (Common Stock)	$1.41	Open-market sale
01/14/11	Sale	19,710 (Common Stock)	$1.38	Open-market sale
01/18/11	Sale	80,290 (Common Stock)	$1.34	Open-market sale
01/21/11	Sale	250,000 (Common Stock)	$1.15	Open-market sale
01/24/11	Sale	121,559 (Common Stock)	$1.11	Open-market sale
01/25/11	Sale	85,000 (Common Stock)	$1.05	Open-market sale
01/26/11	Sale	40,000 (Common Stock)	$1.10	Open-market sale
01/31/11	Sale	245,000 (Common Stock)	$1.15	Open-market sale
02/01/11	Sale	470,000 (Common Stock)	$1.10	Open-market sale
02/02/11	Sale	285,000 (Common Stock)	$1.06	Open-market sale
02/04/11	Acquisition	10,540,112 (Common Stock)	$0.56	Participation in the Issuer’s Rights Offering
02/04/11	Acquisition	4,134,878 (Class B Common Stock)	$0.56	Participation in the LLC Private Placement
02/09/11	Sale	831,690 (Common Stock)	$1.12	Open-market sale
02/10/11	Sale	260,000 (Common Stock)	$1.17	Open-market sale
02/11/11	Sale	1,200 (Common Stock)	$1.10	Open-market sale
02/14/11	Sale	468,800 (Common Stock)	$1.02	Open-market sale
02/15/11	Sale	5,346 (Common Stock)	$1.00	Open-market sale
02/18/11	Acquisition	4,330,855 (Common Stock)	N/A	Exchange of Units of the LLC and Class B Common Stock for Common Stock
02/18/11	Disposition	4,330,855 (Class B Common Stock)	N/A	Exchange of Units of the LLC and Class B Common Stock for Common Stock
03/02/11	Sale	81,354 (Common Stock)	$1.01	Open-market sale
03/03/11	Sale	403,300 (Common Stock)	$1.01	Open-market sale
03/04/11	Sale	86,830 (Common Stock)	$1.02	Open-market sale
03/07/11	Sale	1,298,170 (Common Stock)	$1.01	Open-market sale
03/08/11	Sale	51,200 (Common Stock)	$1.01	Open-market sale